

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





03016628

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2003

February 28, 2003

No Act
P.E. 1-3-03

Adrienne Lilly
Assistant Vice President &
Assistant General Counsel
Knight Ridder, Inc.
50 W. San Fernando Street
Suite 1500
San Jose, CA 95113

Re: Knight-Ridder, Inc.
Incoming letter dated January 3, 2003

Dear Ms. Lilly:

This is in response to your letter dated January 3, 2003 concerning the shareholder proposal submitted to Knight Ridder by William Mishler. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William Mishler
748 Northrup Street #334
San Jose, CA 95126

CFLETTERS

From: Lilly, Adrienne [ALilly@knightridder.com]
Sent: Friday, January 03, 2003 4:03 PM
To: 'cfletters@sec.gov'
Cc: Lilly, Adrienne
Subject: Knight-Ridder, Inc.: No-Action Request

Ladies and Gentlemen,

Below is a no-action request letter of Knight-Ridder, Inc. (the "Company")
in connection with a shareholder proposal the Company timely received
from
Mr. William Mishler (the "Proponent"). I am simultaneously sending the
Proponent a copy of this letter and its attachments as well. In accordance
with the Division's instructions on the SEC website, the no-action
letter
and the documents referenced in the letter are in standard email text.
Please call me at 408-938-0260 if you have any problems reading the
attachments. I would be happy to provide you with hard copies of any of
the
attached documents. Also, I would appreciate receiving a return email
to
alilly@knightridder.com acknowledging receipt of this no-action letter
and
its enclosures.

Thanks,

Adrienne

****

Adrienne Lilly
Assistant Vice President &
Assistant General Counsel
Knight Ridder
50 W. San Fernando Street
Suite 1500

San Jose, CA 95113
408-938-0260 (phone)
408-938-7863 (fax)
alilly@knightridder.com

January 3, 2003

VIA EMAIL @ CFLETTERS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Knight-Ridder, Inc.: Request for Exclusion of a Shareholder Proposal from the Company's 2003 Proxy Materials

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) of the Securities and Exchange Act of
1934, Knight-Ridder, Inc. (the "Company") intends to exclude from its
proxy

statement, proxy card and other proxy materials for its 2003 annual
meeting
of shareholders (the "Proxy Materials"), a shareholder proposal and
supporting statement (the "Proposal") submitted by William Mishler (the
"Proponent"). The Proposal, a copy of which (including the documentation
submitted with the Proposal) is attached hereto as Exhibit A, concerns
the
repricing of stock options.

As described below, the Company believes that the Proposal may be
properly
excluded from the Company's Proxy Materials because the Proponent failed
to
demonstrate his eligibility to submit the Proposal as required by Rules
14a-8(b) and 14a-8(f). Therefore, we request confirmation that the
Staff of
the Division of Corporation Finance ("Staff") will not recommend any
enforcement action to the Securities and Exchange Commission if, in
reliance
upon Rules 14a-8(b) and 14a-8(f), the Company excludes the Proposal from
its
Proxy Materials.

Background

The Company received the Proposal on November 22, 2002. Since
the
Proponent's submission failed to establish his eligibility to submit a
shareholder proposal in accordance with Rule 14a-8(b), on December 5,
2002,
the Company, in accordance with Rule 14a-8(f)(1), sent the Proponent a

letter via federal express, a copy of which is attached as Exhibit B, advising him of the eligibility deficiencies and providing him with an opportunity to cure the defects. The Proponent timely responded to the Company's notice, but failed to cure the eligibility deficiencies.

Discussion

The Proposal may be excluded under Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to prove his eligibility to submit the Proposal. To be eligible to submit a shareholder proposal, Rule 14a-8(b)(1) requires a shareholder proponent, at the time of submission of a proposal, to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal. If a proponent is a record holder of a company's shares, a company may independently verify that the proponent meets the beneficial ownership requirements by reviewing its shareholder records. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). If a proponent is not the record holder, Rule 14a-8(b)(2) requires the proponent to demonstrate his eligibility by submitting to the company a written statement from the record holder of the proponent's shares verifying that, at the time the

proposal
was submitted, the proponent continuously held the shares for at least
one
year.

An examination of the Company's shareholder records, which indicates
that
the Proponent is not a record holder of the Company's shares, failed to
verify the Proponent's eligibility. Similarly, the information submitted by
the Proponent to prove that he met the beneficial ownership requirements
under the rule also failed to meet the requirements for verifying the
Proponent's eligibility in accordance with Rule 14a-8(b)(2). As evidence of
ownership, the Proponent submitted a copy of a computer screen shot
dated
November 5, 2002, a copy of which is attached on Exhibit A, which
appears to
list his accounts with E*Trade Securities ("E*Trade"). This information,
however, is not a written statement from the record holder of the shares
(who appears to be E*Trade). Nor does it verify whether, at the time
the
Proposal was submitted, the Proponent continuously held the requisite
number
of shares of the Company's stock for at least one year. Therefore, the
Proponent failed to establish his eligibility to submit the Proposal.

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if
the
proponent fails to demonstrate that he meets the eligibility requirements of
Rule 14a-8(b) if the company, within 14 calendar days of receipt of the

proposal, notifies the proponent in writing of the deficiency and the
time
frame for submitting a response, and the proponent fails to cure the
deficiency within 14 calendar days of receipt of the company's notice.

Pursuant to Rule 14a-8(f)(1), on December 5, 2002, the Company sent to
the
Proponent, via overnight mail, a letter (attached hereto as Exhibit B)
informing him that he had failed to comply with the eligibility requirements
of Rule 14a-8(b) and advising him that, in order to cure the eligibility
defects, he needed to provide to the Company, within 14 calendar days of
receipt of the company's letter, a written statement from the record
holder
of the Proponent's shares verifying that, at the time the proposal was
submitted, the Proponent had held the shares of the Company's common
stock
for at least one year.

The Proponent timely responded to the Company's letter, but failed to
provide, as required by Rule 14a-8(b)(2), sufficient evidence to verify
that
he met the beneficial ownership requirements under the rule. Under Rule
14a-8(b)(2), a proponent must provide an "affirmative written statement
from
the record holder of the securities that specifically verifies that the
shareholder owned the securities continuously for a period of one year
as of
the time of submitting the proposal." See SLB 14. Instead, the Company
received from the Proponent three monthly account statements

from
E*Trade,
attached hereto as Exhibit C, which list only the dollar value
of
Proponent's E*Trade accounts for the periods 11-01-02 through
11-30-02,
9-01-01 through 9-30-01 and 5-01-01 through 5-31-01. However,
the
account
statements do not constitute a "written statement" from the
record
holder of
the shares, do not identify the shares held in the accounts nor
do they
indicate that the Proponent held the minimum number of the
Company's
shares
for a continuous one-year period on the date the Proposal was
submitted.
In
addition, a shareholder's periodic investment statements do not
sufficiently
demonstrate continuous ownership of the shares. See SLB 14.
Therefore,
the
Proponent failed to cure the deficiencies after receipt of
timely notice
from the Company in accordance with Rule 14a8(f)(1).

The Staff has consistently taken the position that a proposal
may be
excluded under Rule 14a-8(f) if a proponent fails to provide
sufficient
evidence that he satisfies the eligibility requirements under
Rule
14a-8(b).
Recent examples include International Business Machines
Corporation
(December 26, 2002); Catalyst Semiconductor, Inc. (May 2, 2002);
Eastman
Kodak Company (February 7, 2001); and Bank of America
Corporation
(February
12, 2001). In addition, the Staff has consistently permitted
companies
to
exclude proposals based on a shareholder proponent's failure to

demonstrate
eligibility under Rules 14a-8(b) and 14a-8(f)(1) within 14 days
after
receipt of timely notification from the company of eligibility
defects.
Recent no-actions letters to that effect include Comprehensive
Care
Corp.
(April 15, 2002); Xcel Energy Inc. (February 26, 2002); and
Exxon Mobil
Corporation (January 23, 2001).

Conclusion

Accordingly, because the Proponent failed to provide
adequate
evidence of his eligibility and to cure such deficiencies after
receipt
of
written notice from the Company, we believe that we may properly
exclude
the
Proposal from the Company's Proxy Materials. The Company
respectfully
requests the concurrence of the Staff that the Proposal may be
excluded
from
the Company's Proxy Materials. If the Staff disagrees with our
conclusion,
we would appreciate an opportunity to discuss this matter with
the Staff
before it issues a final response.

The Company intends to commence mailing definitive copies of its
Proxy
Materials to its shareholders on or about March 25, 2002, and
intends to
provide the Proxy Materials to its printer by March 1, 2002.
Accordingly,
we would appreciate hearing from the Staff as quickly as
possible.

Please contact me at 408-928-0260 if you have any questions or
would
like
additional information.

We are filing this No-Action Letter by email to the Commission's
mailbox established for that purpose. As confirmation of receipt of
this
letter and the enclosed documents, please send a return email to me at
alilly@knightridder.com. As required by Rule 14a-8(j), we are sending a
copy of this letter to the Proponent.

Sincerely,

/s/ Adrienne Lilly

Exhibit A

`- "~~ L,
!J L~

f

e . ,toJT !_,
aC40,R

November 21, 2002___
'~-`'-- R~tf,,._~;

Mr. Polk Laffoon HAND DELIVERED
Vice President and Corporate Secretary
Knight Ridder Inc.
50 West San Fernando Street
San Jose, CA 95113
Dear Mr. Laffoon:

Pursuant to my rights under rule 14(a)-8 of the U.S. Securities and
Exchange
Commission's proxy regulations, I hereby submit the enclosed shareholder
proposal for inclusion in the Knight Ridder Inc. ("KRI") proxy statement
for
the 2003 annual meeting.

I am the beneficial owner of shares of KRI common stock having a market
value in excess of $2,000 which have been held for over a year from this
date. Proof of stock ownership is attached. I intend to hold my KRI
stock
through the date of the 2003 annual meeting of shareholders. I, or a
designated representative, will present the proposal for consideration
at
the annual meeting of shareholders.

Thank you.

Sincerely,

William Mishler
748 Northrup Street #334
San Jose, CA 95126
Enclosure

RESOLVED: That the shareholders of Knight-Ridder, Inc. ("Knight-Ridder")
urge the Board of Directors to adopt a policy that Knight-Ridder shall
not
reprice any stock option already granted to any employee or director
without
the prior approval of the holders of a majority of Knight-Ridder's
outstanding shares of common stock.

For purposes of this proposal, "repricing" is defined as (a) lowering
the
exercise price of an option that has already been granted, (b) either
(i)

cancelling an option or (ii) settling it for cash or other consideration, in
each case followed by the granting of a replacement award at a lower
exercise price within nine months of such cancellation or settlement;
provided that any modification to the terms of an option award that
reduces
the likelihood of exercise will be considered a cancellation; or (c)
entering into an oral or written agreement or implied promise to compensate
the grantee of an award for the increase in the stock's market price
after a
cancellation but before grant of a replacement award.

SUPPORTING STATEMENT

As a Knight-Ridder stockholder, I favor compensation policies that
reward
superior performance and align the interests of managers with those of
shareholders. In that regard, I am concerned about Knight-Ridder's
current
policies with respect to stock option repricing.

Knight-Ridder's Employee Stock Option Plan and Compensation Plan for
Nonemployee Directors do not prohibit stock option repricing. I am also
concerned about repricing because in 2001 Knight-Ridder repriced options
to
buy shares in Knight Ridder Digital, a wholly owned subsidiary of
Knight-Ridder. I believe that repricing options held by Knight-Ridder's
managers and directors-the persons in the best position to affect the
price
of Knight-Ridder's stocksevers the alignment between executives and
shareholders that equity-based compensation is supposed to

provide.

A recent study has called into question the main reason offered by
companies
seeking to reprice options-employee retention. A study by Catherine
Daily
and two others at Indiana University's business school compared companies
that repriced with similar companies that did not reprice. The study
found
that the repricing companies experienced significantly higher executive
turnover and poorer stock price performance. (Gene Koretz, "Economic
Trends," Business Week, Aug. 13, 2001, available at
www.businessweek.com)

Finally, repricing can have a significant impact on a corporation's
capital
structure, shifting the burden of a stock price drop from all shareholders
to only those who do not hold the repriced options.

I recognize that in certain circumstances, the best course of action for
a
company may be to reprice option awards. However, given the impact of
repricing on shareholders, I believe they should have a voice in whether
it
is undertaken.

I urge shareholders to vote for this proposal.

<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>

Exécutive
tees
in uFa the Vwas an 06 November 2002 OZ:94:23 A.M. (Eaftm Tome)
enrld GMk Option Plan Personal

Managgago

FAQ
100
7ME't9ot2Shate Holdli'igS
P

KNf C1E Optional-ink aceourlt does not show any shamg hold from
INC. KRn ' e option exercises on deposit at this time_
11JD5J2003
V4:OE IN
Price: WMIST"Purchase Plan
Did; ~bt~rtsttvsll~a~a for xeJcj
Ask, XAO.&
Iic.k:
GI~Jrt I~li~`'~rrmr_wm
'R, I

_0M6 for UK rrasidanb -All canmurilratlalo forwarded to you
ft
approved yor aIStrttfutlan India
Real-T!m TUulaE~iL timftaO, filch is rogulried by
The
SFA and 41w London Slikt E"hanpa UK Ins
FREE se that the ra$ulatoty nvglma app I~In in the USA,
Including compenaaVUrt snarl emu dlffars
EqRA1 UIG UK- Your invastmlMS may~nIn prim arid vtdtre AGAIMST
YOUR
IN~ERES'T~. If you
cup YnarspartlcularlnveatmonelyaPProPrita for
yau,youghouldssoktnd®penderrtlinanclal,
s'ao~alagal advice
ROa1-Mme uolee
FM. brings you TJ1tE
market~uo" . click
ha 'taE(' FREE RTpr°
pt7ttm ip nea9ivia This
vaIsEtSim o4 no
charge.
Total shiim8
Ye:3tC:C1

" Total Osfas
1t,raitabfe for safe
TOTAL P.01

Exhibit B

<<...OLE_Obj...>>
KNIGHT RIDDER
ADRIENNE LILLY
ASSISTANT GENERAL COUNSEL
KNIGHT BIDDER 50 W. SAN FERNANDO ST. SUITE 1500 SAN JOSE, CA 95713-2413

TEL: (408) 938-0260
Fax: (408) 938-7863
ALILLY[a1KNIGHTRIDDER.COM

December 5, 2002
VIA FEDERAL EXPRESS

Mr. William Mishler
748 Northrop Street #334
San Jose, OA 95126

Re: Shareholder Proposal
Dear Mr. Mishler:
On November 22, 2002, Knight Bidder received your letter dated November
21,
2002, enclosing a proposal regarding option repricing for inclusion in
Knight Bidder's 2003 proxy statement. Please note that we believe that
you
have failed to comply with the eligibility requirements of Rule 14a-8(b). To
be eligible to submit a proposal for inclusion in Knight Bidder's 2003
proxy
statement, Rule 14a-8(b) requires you to have continuously held at least

$2,000 in market value of Knight Bidder's common stock for at least one
year
by the date you submitted the proposal. Knight Bidder's records do not
reflect that you are a record holder of the company's common stock. If
you
are not the record holder of Knight Bidder common stock, you must
demonstrate that you meet the requisite ownership requirements, which
you
failed to do.

If you intend to seek to inclusion of the proposal in Knight Bidder's
2003
proxy statement, pursuant to Rule 14a-8(f), within 14 calendar days
after
you receive this letter, you must submit to Knight Bidder a written
statement from the record holder of the shares (which appears to be
eTrade
based on the documentation you submitted with your proposal) verifying
that
at the time the proposal was submitted, you continuously held the shares
for
at least one year. Your response to this letter must be postmarked or
transmitted electronically within this 14-day period.
Please feel free to contact me if you have any questions.
Sincerely,

<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>

'.. .

FedEx j 'Ship Manager I Shipping History
https://www.fedex.com/cgi-bin/ship_it/ShipHistor.
FedEx has processed your shipment shown below. If you have any questions
about this shipment, you can email us or contact your cirstorr°! er
services
r_r~resentatirre.

Tracking Number 790647583940
Reference Number
Ship Date 12/05/2002

k Fasl Shoirj~eufiies Delivered ToRecipient

Delivery LocationSAN JOSE CA
Delivery Date/Time 12/06/2002 10:08
Signed For By 3785346
Service Type Priority Letter

DeliveredSANTA CLARA CA 12/06/2002 10:08 No signature required - release
waiver on file

r e=o to ferfex .oom
~ Oa tar We FedEx: __. ~ _ _ __ _ _ _ _ ~
_~ ,_ __. _ _. _ ___ __ ~ _ __ _____ . _ m _ .~_. . . .~ ®.
___
.~. _. ~myNw~
~ Go to Ship Manmger On FedEx vehicle for deliverySANTA 12/06/2002
08:31
Login CLARA CA
Arrived at Sort FacilityOAKLAND CA 12/05/2002 20:40
Arrived at FedEx RampSAN JOSE CA 12/05/2002 18:37
Return to Shipping History Return to Shipping
1 of 1 12/11/02 3:16 PM

Exhibit C

<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>

<<...OLE_Obj...>>
wysiwyg://contentFrame.28/https:// ...sr

id=&useframe=false&inframe=true
E*TRADE Securities L LC
10877 White Rock Road
Rancho Cordova, CA 95670
1-800-786-2575
Account Statement
Please refer to the Terms and Conditions link for a complete discussion of terms and conditions governing your account.
For the account of:
WILLIAM J MISHLER
748 NORTHRUP ST #334
SAN JOSE CA 95126
PRINT - FRIENDLY
VERSION Terms & Conditions
What do you want to~se-f-
Account Value Summary
Total Account Valuation

This statement's closing equity	$10,002.34
Last statement's closing equity	9,565.45

Security Values

Stocks Long $ 9,782.76
Total Long Value 9,782.76

Closing Money mBalarnces
Income & Expense Summary
Return to Top A
Dividends (Taxable)
Dividends (Non-Taxable)
$ 42.12 $ 142.12
0.00 0.43
Return to Top A
Money Activity Summary
Combined Opening Balance
Debits
Total Debits
Credits
$0.00

Dividend and Interest Income ~	42.21

Total Credits $42.21
Return to Tope.

i ~ HOW DO L..
I
View My Monthly Statement -
1 Request Dut3licat
12/11/02 12:23 PM

<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
wysiwyg://contentFrame.28/.4ttps:// ...sr
id=&useframe=false&inframe=true
0 HOW DO I...?

View My Monthly Statement

Request Duplicate Re
CPT] aNr_larK
V''3°tr'tP09c~,'$m ,
For the account of: WILLIAM J MISHLER 748 NORTHRUP ST #334 SAN JOSE CA
95126
t Format for Print I Terms & Conditions
4 do you wawant to see
4763-6302 09-01-01 Through 09-30-01
Account Value Summary
Total Account Valuation
This statement's closing equity
Last statement's closing equit,
Security Values
Stocks Long
Murjey lviarket tunas
$6, 526.33
5,319.93
$1,?06.40

$ 6,478.60
6,478.60
$6,478.60
$47.73
Income & Expense Summary
Dividends (Taxable)

Dividends (Non-Taxable)
Credit Interest
$0.00
0.00
$ 42.50
0.21
Money Activity Summary
Combined Opening Balance
Debits
Total Debits
1 of 2
$47.73
$0.00
$0.00
$47.73
12/11/02 12:25 PM

<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
<<...OLE_Obj...>>
wysiwyg://contentFrame.28/h,lttps:// ...sr
id=&useframe=false&inframe=true
For the account of:
WILLIAM J MISHLER
748 NORTHRUP ST #334
SAN JOSE CA 95126
19 Format for Print I Terms & Conditions
What do you want to see
4763-6302
Account Value Summary
05-01-01 Through 05-31 -0
Total Account Valuation
This month's closing equity
Last month's closing equity
Security Values
Stocks Long
Total Long Value
$3,102.62 3,044.37
$58.25
$ 3,076.64
3,076.64
Closing Money Balances Money Market Funds Cash

Income & Expense Summary
$25.97
0.01

$25.98
et urn to op
7s(
ill i,i I II ~!~ o , II iY I t i .
Divideble) I $ 14.00 $ 20.75
DivideTaxable) 0.00 0.21

CCit t st
redit Interest 0.01 0.01

;'
1,51
$14.01
$20.97
Now
et urn to op
Money Activity Summary
Ii, i e
® . ~i~, IiY !R !4I luu III ~VViil IVII!,, ! i YY t~
uiiii"'' Y!
NI'
II,
a

Combined Opening Balance $11.97
Debits
Other Debits (27.65)
Total Debits $(27.65)
Credits
Dividend and Interest Income 14.01
Other Credits 27.65
Total Credits $41.66
177si; m°~` ~h'~ '~2:~: $25.98
Return to op
I of 3
How Do i...a
View My Monthly Statement

Request Duplicate
12/11/02 12:27 PM

<<...OLE_Obj...>>
<<...OLE_Obj...>>

<<...OLE_Obj...>>

William Mishler
748 Northrup St. Apt. 334
San Jose, CA 95126-3778

DEC 1 2

MiGHT F,iDuER
LAW DEPAR't -,d~',,T
L~

A dr o n L Ku
5-0
-~ J6-2e CX (3 -- 2 c~ /13
tills dintlltlti:l tlls#trlaltltaltlillal:arlltrl

KNIGHT RIDDER

ADRIENNE LILLY
ASSISTANT GENERAL COUNSEL

KNIGHT RIDDER
50 W. SAN FERNANDO ST.
SUITE 1500
SAN JOSE, CA 95113-2413
TEL: (408) 938-0260
FAX: (408) 938-7863
ALILLY@KNIGHTRIDDER.COM

February 24, 2003

VIA FEDERAL EXPRESS

Ms. Katherine Shue
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Knight-Ridder, Inc.: Request for Exclusion of a Shareholder Proposal from the Company's 2003 Proxy Materials

Dear Ms. Shue:

Enclosed is a duplicate copy of the no-action request letter submitted by Knight Ridder on January 3, 2003, via email to the Commission's mailbox established for that purpose. Please let me know if you have any other questions.

Sincerely,



January 3, 2003

VIA EMAIL @ CFLETTERS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Knight-Ridder, Inc.: Request for Exclusion of a Shareholder Proposal from the Company's 2003 Proxy Materials

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) of the Securities and Exchange Act of 1934, Knight-Ridder, Inc. (the "Company") intends to exclude from its proxy statement, proxy card and other proxy materials for its 2003 annual meeting of shareholders (the "Proxy Materials"), a shareholder proposal and supporting statement (the "Proposal") submitted by William Mishler (the "Proponent"). The Proposal, a copy of which (including the documentation submitted with the Proposal) is attached hereto as Exhibit A, concerns the repricing of stock options.

As described below, the Company believes that the Proposal may be properly excluded from the Company's Proxy Materials because the Proponent failed to demonstrate his eligibility to submit the Proposal as required by Rules 14a-8(b) and 14a-8(f). Therefore, we request confirmation that the Staff of the Division of Corporation Finance ("Staff") will not recommend any enforcement action to the Securities and Exchange Commission if, in reliance upon Rules 14a-8(b) and 14a-8(f), the Company excludes the Proposal from its Proxy Materials.

Background

The Company received the Proposal on November 22, 2002. Since the Proponent's submission failed to establish his eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b), on December 5, 2002, the Company, in accordance with Rule 14a-8(f)(1), sent the Proponent a letter via federal express, a copy of which is attached as Exhibit B, advising him of the eligibility deficiencies and providing him with an opportunity to cure the defects. The Proponent timely responded to the Company's notice, but failed to cure the eligibility deficiencies.

Discussion

The Proposal may be excluded under Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to prove his eligibility to submit the Proposal. To be eligible to submit a shareholder proposal, Rule 14a-8(b)(1) requires a shareholder proponent, at the time of submission of a proposal, to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal. If a proponent is a record holder of a company's shares, a company may independently verify that the proponent meets the beneficial ownership requirements by reviewing its shareholder records. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). If a proponent is not the record holder, Rule 14a-8(b)(2) requires the proponent to demonstrate his eligibility by submitting to the company a written statement from the record holder of the proponent's shares verifying that, at the time the proposal was submitted, the proponent continuously held the shares for at least one year.

An examination of the Company's shareholder records, which indicates that the Proponent is not a record holder of the Company's shares, failed to verify the Proponent's eligibility. Similarly, the information submitted by the Proponent to prove that he met the beneficial ownership requirements under the rule also failed to meet the requirements for verifying the Proponent's eligibility in accordance with Rule 14a-8(b)(2). As evidence of ownership, the Proponent submitted a copy of a computer screen shot dated November 5, 2002, a copy of which is attached on Exhibit A, which appears to list his accounts with E*Trade Securities ("E*Trade"). This information, however, is not a written statement from the record holder of the shares (who appears to be E*Trade). Nor does it verify whether, at the time the Proposal was submitted, the Proponent continuously held the requisite number of shares of the Company's stock for at least one year. Therefore, the Proponent failed to establish his eligibility to submit the Proposal.

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to demonstrate that he meets the eligibility requirements of Rule 14a-8(b) if the company, within 14 calendar days of receipt of the proposal, notifies the proponent in writing of the deficiency and the time frame for submitting a response, and the proponent fails to cure the deficiency within 14 calendar days of receipt of the company's notice.

Pursuant to Rule 14a-8(f)(1), on December 5, 2002, the Company sent to the Proponent, via overnight mail, a letter (attached hereto as Exhibit B) informing him that he had failed to comply with the eligibility requirements of Rule 14a-8(b) and advising him that, in order to cure the eligibility defects, he needed to provide to the Company, within 14 calendar days of receipt of the company's letter, a written statement from the record holder of the Proponent's shares verifying that, at the time the proposal was submitted, the Proponent had held the shares of the Company's common stock for at least one year.

The Proponent timely responded to the Company's letter, but failed to provide, as required by Rule 14a-8(b)(2), sufficient evidence to verify that he met the beneficial ownership requirements under the rule. Under Rule 14a-8(b)(2), a proponent must provide an "affirmative written statement from the record holder of the securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." See SLB 14. Instead, the Company received from the Proponent three monthly account statements from E*Trade, attached hereto as Exhibit C, which list only the dollar value of Proponent's E*Trade accounts for the periods 11-01-02 through 11-30-02, 9-01-01 through 9-30-01 and 5-01-01 through

5-31-01. However, the account statements do not constitute a "written statement" from the record holder of the shares, do not identify the shares held in the accounts nor do they indicate that the Proponent held the minimum number of the Company's shares for a continuous one-year period on the date the Proposal was submitted. In addition, a shareholder's periodic investment statements do not sufficiently demonstrate continuous ownership of the shares. See SLB 14. Therefore, the Proponent failed to cure the deficiencies after receipt of timely notice from the Company in accordance with Rule 14a8(f)(1).

The Staff has consistently taken the position that a proposal may be excluded under Rule 14a-8(f) if a proponent fails to provide sufficient evidence that he satisfies the eligibility requirements under Rule 14a-8(b). Recent examples include International Business Machines Corporation (December 26, 2002); Catalyst Semiconductor, Inc. (May 2, 2002); Eastman Kodak Company (February 7, 2001); and Bank of America Corporation (February 12, 2001). In addition, the Staff has consistently permitted companies to exclude proposals based on a shareholder proponent's failure to demonstrate eligibility under Rules 14a-8(b) and 14a-8(f)(1) within 14 days after receipt of timely notification from the company of eligibility defects. Recent no-actions letters to that effect include Comprehensive Care Corp. (April 15, 2002); Xcel Energy Inc. (February 26, 2002); and Exxon Mobil Corporation (January 23, 2001).

Conclusion

Accordingly, because the Proponent failed to provide adequate evidence of his eligibility and to cure such deficiencies after receipt of written notice from the Company, we believe that we may properly exclude the Proposal from the Company's Proxy Materials. The Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Company's Proxy Materials. If the Staff disagrees with our conclusion, we would appreciate an opportunity to discuss this matter with the Staff before it issues a final response.

The Company intends to commence mailing definitive copies of its Proxy Materials to its shareholders on or about March 25, 2002, and intends to provide the Proxy Materials to its printer by March 1, 2002. Accordingly, we would appreciate hearing from the Staff as quickly as possible.

Please contact me at 408-928-0260 if you have any questions or would like additional information.

We are filing this No-Action Letter by email to the Commission's mailbox established for that purpose. As confirmation of receipt of this letter and the enclosed documents, please send a return email to me at alilly@knightridder.com. As required by Rule 14a-8(j), we are sending a copy of this letter to the Proponent.

Sincerely,

/s/ Adrienne Lilly

Exhibit A


RECEIVED
NOV 22 2002
KNIGHT RIDDER
LAW DEPARTMENT

November 21, 2002

Mr. Polk Laffoon
Vice President and Corporate Secretary
Knight Ridder Inc.
50 West San Fernando Street
San Jose, CA 95113

HAND DELIVERED

Dear Mr. Laffoon:

Pursuant to my rights under rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations, I hereby submit the enclosed shareholder proposal for inclusion in the Knight Ridder Inc. ("KRI") proxy statement for the 2003 annual meeting.

I am the beneficial owner of shares of KRI common stock having a market value in excess of $2,000 which have been held for over a year from this date. Proof of stock ownership is attached. I intend to hold my KRI stock through the date of the 2003 annual meeting of shareholders. I, or a designated representative, will present the proposal for consideration at the annual meeting of shareholders.

Thank you.

Sincerely,

William Mishler
748 Northrup Street #334
San Jose, CA 95126

Enclosure

RESOLVED: That the shareholders of Knight-Ridder, Inc. ("Knight-Ridder") urge the Board of Directors to adopt a policy that Knight-Ridder shall not reprice any stock option already granted to any employee or director without the prior approval of the holders of a majority of Knight-Ridder's outstanding shares of common stock.

For purposes of this proposal, "repricing" is defined as (a) lowering the exercise price of an option that has already been granted, (b) either (i) cancelling an option or (ii) settling it for cash or other consideration, in each case followed by the granting of a replacement award at a lower exercise price within nine months of such cancellation or settlement; provided that any modification to the terms of an option award that reduces the likelihood of exercise will be considered a cancellation; or (c) entering into an oral or written agreement or implied promise to compensate the grantee of an award for the increase in the stock's market price after a cancellation but before grant of a replacement award.

SUPPORTING STATEMENT

As a Knight-Ridder stockholder, I favor compensation policies that reward superior performance and align the interests of managers with those of shareholders. In that regard, I am concerned about Knight-Ridder's current policies with respect to stock option repricing.

Knight-Ridder's Employee Stock Option Plan and Compensation Plan for Nonemployee Directors do not prohibit stock option repricing. I am also concerned about repricing because in 2001 Knight-Ridder repriced options to buy shares in Knight Ridder Digital, a wholly owned subsidiary of Knight-Ridder. I believe that repricing options held by Knight-Ridder's managers and directors—the persons in the best position to affect the price of Knight-Ridder's stock—severs the alignment between executives and shareholders that equity-based compensation is supposed to provide.

A recent study has called into question the main reason offered by companies seeking to reprice options—employee retention. A study by Catherine Daily and two others at Indiana University's business school compared companies that repriced with similar companies that did not reprice. The study found that the repricing companies experienced significantly higher executive turnover and poorer stock price performance. (Gene Koretz, "Economic Trends," Business Week, Aug. 13, 2001, available at www.businessweek.com)

Finally, repricing can have a significant impact on a corporation's capital structure, shifting the burden of a stock price drop from all shareholders to only those who do not hold the repriced options.

I recognize that in certain circumstances, the best course of action for a company may be to reprice option awards. However, given the impact of repricing on shareholders, I believe they should have a voice in whether it is undertaken.

I urge shareholders to vote for this proposal.

Optio[illegible]

Get the most out of your stock options exercise proceeds

Tell me more!

Sell 35 KRI executed

Know Your Options

Nonqualified Stock Options

Incentive Stock Options

Hello WILLIAM J MISHLER,

Your last login via the Web was on 05 November 2002 02:34:23 A.M. (Eastern Time)

Help

Stock Option Plan

Total shares	Total shares vested	Total shares available for sale
100	100	100

VIEW DETAIL

Stock Option Share Holdings

[illegible] TRADE OptionsLink account does not show any shares held from stock option exercises on deposit at this time.

Stock Quote

KNIGHT RIDDER INC, KRI

11/05/2002

04:02 PM EST, NYSE

Price: [illegible]

Bid: 0.01

Ask: 243.2

Tick:

Closing [illegible]

UPDATE QUOTE

GET FREE RTQ!

Stock Purchase Plan

Total shares available for sale:	156

VIEW DETAIL

Real-Time Quotes FREE service E*TRADE customers [illegible] $120/year [illegible]

Real-Time Quotes, RTQ, brings you LIVE market quotes. Click the "GET FREE RTQ!" button to receive this valuable service at no charge.

Essential Reading for UK residents - All communication forwarded to you is approved for distribution in the [illegible] E*TRADE UK Limited, which is regulated by the SFA and the London Stock Exchange. UK investors should note that the regulatory regime applying in the USA, including compensation arrangements, differs [illegible] the UK. Your investments may fluctuate in price and value AGAINST YOUR INTERESTS. If you [illegible] whether a particular investment is appropriate for you, you should seek independent financial, [illegible] legal advice



11/5/02 6:3[illegible]

TOTAL P.01

Exhibit B

>KNIGHT RIDDER>

ADRIENNE LILLY
ASSISTANT GENERAL COUNSEL

KNIGHT RIDDER
50 W. SAN FERNANDO ST.
SUITE 1500
SAN JOSE, CA 95113-2413
TEL: (408) 938-0260
FAX: (408) 938-7863
ALILLY@KNIGHTRIDDER.COM

December 5, 2002

VIA FEDERAL EXPRESS

Mr. William Mishler
748 Northrup Street #334
San Jose, CA 95126

Re: Shareholder Proposal

Dear Mr. Mishler:

On November 22, 2002, Knight Ridder received your letter dated November 21, 2002, enclosing a proposal regarding option repricing for inclusion in Knight Ridder's 2003 proxy statement. Please note that we believe that you have failed to comply with the eligibility requirements of Rule 14a-8(b). To be eligible to submit a proposal for inclusion in Knight Ridder's 2003 proxy statement, Rule 14a-8(b) requires you to have continuously held at least $2,000 in market value of Knight Ridder's common stock for at least one year by the date you submitted the proposal. Knight Ridder's records do not reflect that you are a record holder of the company's common stock. If you are not the record holder of Knight Ridder common stock, you must demonstrate that you meet the requisite ownership requirements, which you failed to do.

If you intend to seek to inclusion of the proposal in Knight Ridder's 2003 proxy statement, pursuant to Rule 14a-8(f), within 14 calendar days after you receive this letter, you must submit to Knight Ridder a written statement from the record holder of the shares (which appears to be eTrade based on the documentation you submitted with your proposal) verifying that at the time the proposal was submitted, you continuously held the shares for at least one year. Your response to this letter must be postmarked or transmitted electronically within this 14-day period.

Please feel free to contact me if you have any questions.

Sincerely,





Ship Manager

- Ship Inside U.S.
- Ship Outside U.S.
- Ship Inside U.S.-Freight
- Ship Outside U.S.-Freight
- Track Shipment
- Cancel Shipment
- Schedule Courier
- Address Book
- Fast Ship Profiles
- Shipping History
- Report Manager

- Update Shipping Profile
- Help/FAQs
- Tutorial
- Contact Information

- My Profile
- Go to fedex.com
- Go to My FedEx
- Go to Ship Manager Login

- Order Supplies

Shipment Tracking

FedEx has processed your shipment shown below. If you have any questions about this shipment, you can email us or contact your customer service representative.

Tracking Number	790647583940
Reference Number	
Ship Date	12/05/2002
Delivered To	Recipient
Delivery Location	SAN JOSE CA
Delivery Date/Time	12/06/2002 10:08
Signed For By	3785346
Service Type	Priority Letter

Scan Activity	Date/Time	Comments
DeliveredSANTA CLARA CA	12/06/2002 10:08	No signature required - release waiver on file
DeliveredSANTA CLARA CA	12/06/2002 10:08	No signature required - release waiver on file
On FedEx vehicle for deliverySANTA CLARA CA	12/06/2002 08:31	
Arrived at FedEx Destination LocationSANTA CLARA CA	[illegible]	
Arrived at Sort FacilityOAKLAND CA	12/05/2002 20:40	
[illegible] SANTA CLARA CA	[illegible]	
Arrived at FedEx RampSAN JOSE CA	12/05/2002 18:37	
[illegible]	[illegible]	[illegible]

Return to Shipping History | Return to Shipping

<u>Exhibit C</u>

E*TRADE Securities LLC
10877 White Rock Road
Rancho Cordova, CA 95670
1-800-786-2575

HOW DO I...
View My Monthly Statement
Request Duplicat

Account Statement

Please refer to the Terms and Conditions link for a complete discussion of terms and conditions governing your account.

For the account of:
WILLIAM J MISHLER
748 NORTHRUP ST #334
SAN JOSE CA 95126

PRINT - FRIENDLY VERSION | Terms & Conditions

What do you want to see

Account Number	For the Period
4763-6302	11-01-02 Through 11-30-02

Account Value Summary

Description	Amount
Total Account Valuation This statement's closing equity Last statement's closing equity	 $10,002.34 9,565.45
Net Change to Equity	[illegible]
Security Values Stocks Long Total Long Value	 $ 9,782.76 9,782.76
Net Market Value	[illegible]
Closing Money Balances Money Market Funds	 $219.58
Net Closing Money Balances	[illegible]

Return to Top

Income & Expense Summary

Description	Current Period	Year to Date
Dividends (Taxable)	$ 42.12	$ 142.12
Dividends (Non-Taxable)	0.00	0.43
Net Income	[illegible]	[illegible]

Return to Top

Money Activity Summary

Description	Amount
Combined Opening Balance	**$177.37**
Debits **Total Debits**	 **$0.00**
Credits Dividend and Interest Income **Total Credits**	 42.21 **$42.21**
Combined Closing Balance	$219.58

Return to Top



HOW DO I...?

View My Monthly Statement

Request Duplicate Re

View Official Monthly Statement

Help

For the account of:
WILLIAM J MISHLER
748 NORTHRUP ST #334
SAN JOSE CA 95126


A 529
TAX-DEFERRED
EDUCATION PLAN.
E*TRADE

Format for Print | Terms & Conditions

What do you want to see

Account Number	For the Period
4763-6302	09-01-01 Through 09-30-01

Account Value Summary

Description	Amount
Total Account Valuation	
This statement's closing equity	$6,526.33
Last statement's closing equity	5,319.93
Net Change in Equity	**$1,206.40**
Security Values	
Stocks Long	$ 6,478.60
Total Long Value	6,478.60
Net Market Value	**$6,478.60**
Closing Money Balances	
Money Market Funds	$47.73
Net Closing Money Balances	**$47.73**

[Return to Top]

Income & Expense Summary

Description	Current Period	Year to Date
Dividends (Taxable)	$ 0.00	$ 42.50
Dividends (Non-Taxable)	0.00	0.21
Credit Interest	0.00	0.01
Net Income	**$0.00**	**$42.72**

[Return to Top]

Money Activity Summary

Description	Amount
Combined Opening Balance	$47.73
Debits Total Debits	$0.00
Credits Total Credits	$0.00
Combined Closing Balance	$47.73

View Official Monthly Statement

Help

HOW DO I...?

View My Monthly Statement

Request Duplicate

For the account of:
WILLIAM J MISHLER
748 NORTHRUP ST #334
SAN JOSE CA 95126


A 529
TAX-DEFERRED
EDUCATION PLAN.
E*TRADE

Format for Print | Terms & Conditions

What do you want to see

Account Number	For the Period
4763-6302	05-01-01 Through 05-31-01

Account Value Summary

Description	Amount
Total Account Valuation	
This month's closing equity	$3,102.62
Last month's closing equity	3,044.37
Net Change in Equity	**$58.25**
Security Values	
Stocks Long	$ 3,076.64
Total Long Value	3,076.64
Net Market Value	**$3,076.64**
Closing Money Balances	
Money Market Funds	$25.97
Cash	0.01
Net Closing Money Balances	**$25.98**

[Return to Top]

Income & Expense Summary

Description	Current Period	Year to Date
Dividends (Taxable)	$ 14.00	$ 20.75
Dividends (Non-Taxable)	0.00	0.21
Credit Interest	0.01	0.01
Net Income	**$14.01**	**$20.97**

[Return to Top]

Money Activity Summary

Description	Amount
Combined Opening Balance	**$11.97**
Debits	
Other Debits	(27.65)
Total Debits	**$(27.65)**
Credits	
Dividend and Interest Income	14.01
Other Credits	27.65
Total Credits	**$41.66**
Combined Closing Balance	**$25.98**

[Return to Top]

William Mishler
748 Northrup St. Apt. 334
San Jose, CA 95126-3778

Rule 14a-8(b)


PM
2002


37
USA

Adrienne Lilly c/o Knight Ridder
50 W. San Fernando St. Suite 1500
San Jose CA 95113-2413

RECEIVED
DEC 12 2002
KNIGHT RIDDER
LAW DEPARTMENT

95113+2423



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Knight-Ridder, Inc.
Incoming letter dated January 3, 2003

The proposal relates to repricing stock options granted to any employee or director.

There appears to be some basis for your view that Knight Ridder may exclude the proposal under rule 14a-8(f). We note that the proponent has failed to supply, within 14 days of receipt of Knight Ridder's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Knight Ridder omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Katherine W. Hsu
Attorney-Advisor